AM 4/6/2004

04017739

SO 4/6/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 Amendment
PART III

SEC FILE NUMBER
8-47135

RECEIVED APR 0 5 2004 PROCESSING SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Abel's Hill Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
375 Greenwich Street
(No. and Street)

New York,	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Grand-Jean (212) 941-3951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Grand-Jean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abel's Hill Capital Corp, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

HELEN ANN LALLY
Notary Public, State of New York
No. 01LA5017192
Qualified in New York County
Commission Expires Aug. 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ABEL'S HILL CAPITAL CORP.

December 31, 2003

REVISED

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Abel's Hill Capital Corp.

We have audited the accompanying statement of financial condition of Abel's Hill Capital Corp. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Abel's Hill Capital Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 11, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Abel's Hill Capital Corp.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 8,892
Other investment	3,300
Other assets	3,500
Total assets	$15,692

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Taxes payable	$ 1,900
Total liabilities	1,900
Shareholder's equity	13,792
Total liabilities and shareholder's equity	$15,692

The accompanying notes are an integral part of this statement.

Abel's Hill Capital Corp.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Abel's Hill Capital Corp. (the "Company"), a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), was formed to provide financial advisory services largely in the media and entertainment industries. The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of that rule.

Revenue from advisory activities is generally recognized when performance is substantially completed. In connection with its advisory activities, the Company receives retainer fees for services to be provided. Such retainers are treated as deferred revenue until such services have been rendered.

Other investment includes an investment in the NASDAQ Stock Market, Inc. whose shares are carried at cost which approximates fair value.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

The Company is recognized as an S Corporation for Federal and New York State corporate tax purposes and, as such, the shareholder is individually liable for Federal and New York State income taxes. The Company is subject to certain state and local taxes.

NOTE C - RELATED PARTY TRANSACTION

Included in other assets is a $3,500 receivable from an affiliated entity. Administrative services are provided to the Company at no cost.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3 percent of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $6,992, which exceeded the minimum requirement by $1,992.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com